Morgan Stanley Institutional Fund, Inc.

522 Fifth Avenue

New York, New York 10036

August 31, 2011

VIA EDGAR

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C.  20549

Attn:       Larry L. Greene, Division of Investment Management

Mail Stop 0505

Re:          Morgan Stanley Institutional Fund, Inc.

Securities Act File No. 333-175829

Registration Statement on Form N-14

Dear Mr. Greene:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), Morgan Stanley Institutional Fund, Inc. (the “Fund”), on behalf of Small Company Growth Portfolio and U.S. Real Estate Portfolio, each a series of the Fund, hereby requests that the effectiveness for the above-referenced Registration Statement on Form N-14 be accelerated so that it will become effective as soon as practicable.  The Fund hereby confirms that it is aware of its obligations under the Securities Act and the Securities Exchange Act of 1934, as amended.

Very truly yours,

/s/ Daniel E. Burton
Name:	Daniel E. Burton
Title:	Assistant Secretary